Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
     The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends of Royal Gold for the periods indicated.

	Three Months
	Ended September 30,	Fiscal Year Ended June 30,
	2007	2007	2006	2005	2004	2003
Earnings	$8,611,613	$29,268,745	$16,450,748	$15,556,177	$12,526,037	$8,637,078
Fixed Charges:
Interest expense	311,112	1,266,499	157,500	76,042	76,250	126,968
Amortization of debt issuance costs	31,779	63,605	18,062	26,270	39,663	—
Portion of rental expense representative of interest	16,715	51,812	38,402	37,030	40,836	38,929

Total Fixed Charges	359,606	1,381,916	213,964	139,342	156,749	165,897
Earnings plus fixed charges	8,971,219	30,650,661	16,664,712	15,695,519	12,682,786	8,802,975
Ratio of earnings to fixed charges	24.95	22.18	77.89	112.64	80.91	53.06

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, minority interest and losses or earnings from equity investment, plus fixed charges. “Fixed charges” means the sum of (i) interest expensed and capitalized, (ii) amortized debt issuance costs, and (iii) an estimate of the interest within rental expense. As of the date of this prospectus, we have not issued any shares of preferred stock.